INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON ST WELLINGTON NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	RICHARD WEBBER, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	September 30, 2006

DATE OF REPORT:	November 15, 2006

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	November 15, 2006
DIRECTOR	FULL NAME	DATE SIGNED

“R Webber”	Richard Webber	November 15, 2006
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

As at	September 30, 2006 (Unaudited) $	December 31, 2005 (Audited) $
Assets

Current
Cash and cash equivalents	5,956,712	15,339,906
Accounts receivable (Note 4)	1,123,109	746,165
Inventory	781,091	474,777
Prepaid expenses and deposits	103,172	217,910
	7,964,084	16,778,758
Non-current
Investments	83,612	83,612
Plant and equipment (Note 5)	1,681,603	540,004
Oil and gas properties	16,946,539	10,804,688
	18,711,754	11,428,304

Total Assets	26,675,838	28,207,062

Liabilities

Current
Accounts payable and accrued liabilities	1,370,037	1,941,606

Non-current
Prepaid gas revenue	1,204,523	1,255,796
Asset retirement obligation	343,962	337,075
	1,548,485	1,592,871

Total Liabilities	2,918,522	3,534,477

Stockholders’ Equity
Common stock without par value (Note 8); unlimited number of shares authorized;
Issued and outstanding: 22,744,787 shares	43,603,510	43,499,296
Contributed surplus	1,421,587	1,023,967
Accumulated deficit	(21,267,781)	(19,850,678)

Total Stockholders’ Equity	23,757,316	24,672,585

Total Liabilities and Stockholders’ Equity	26,675,838	28,207,062

Related Party Transactions (Note 6)
Commitments and Contingencies (Note 7)
Subsequent Events (Note 12)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

	Three Months Ended September 30 2006	Three Months Ended September 30 2005	Nine Months Ended September 30 2006	Nine Months Ended September 30 2005
Production Income:
Oil and gas sales (Note 3)	353,893	494,864	376,430	1,232,499
Miscellaneous production revenue	2,753	—	2,753	—
Royalties	(16,329)	(16,092)	(17,457)	(52,261)

Net Production Income	340,317	478,772	361,726	1,180,238

Expenses
General and administrative	(701,279)	(555,255)	(2,396,953)	(1,833,423)
Stock compensation expense	(141,141)	(26,116)	(403,918)	(55,686)
Accretion expense	(6,871)	—	(20,157)	—
Foreign exchange gain/(loss)	795,889	(28,692)	182,314	(164,245)
Production costs (Note 3)	(28,637)	(105,353)	(50,828)	(507,820)
Depletion	(124,273)	(51,944)	(124,273)	(90,295)
Amortisation	(28,620)	(14,431)	(72,106)	(34,813)
Interest expense	—	—	(184)	—
Impairment of oil and gas properties	(12,357)	(223,370)	(12,357)	(1,064,199)

Total Expenses	(247,289)	(1,005,161)	(2,898,462)	(3,750,481)

Net profit/(loss) for period before other income	93,028	(526,389)	(2,536,736)	(2,570,243)

Other Income
Interest income	85,280	88,629	350,139	299,923
Joint venture recoveries	168,520	221,281	769,494	789,383

Total Other Income	253,800	309,910	1,119,633	1,089,306

Net profit/(loss) for the period	346,828	(216,479)	(1,417,103)	(1,480,937)

Deficit, beginning of period	(21,593,480)	(18,309,452)	(19,850,678)	(17,044,994)

Deficit, end of period	(21,246,652)	(18,525,931)	(21,267,781)	(18,525,931)

Basic loss per share (Note 9)	$0.02	$(0.01)	$(0.06)	$(0.08)

Diluted loss per share (Note 9)	$0.02	$(0.01)	$(0.06)	$(0.08)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

	Common Stock
	Number of shares	$	Contributed Surplus	Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2005	22,666,453	43,499,296	1,023,967	(19,850,678)	24,672,585

Exercise of share purchase options (Note 8a)	78,334	104,215	(6,298)		97,918
Stock option compensation (Note 8b)			403,918		403,918

Net loss for the period				(1,417,103)	(1,417,103)

Balance at September 30, 2006	22,744,787	43,603,510	1,421,587	(21,267,781)	23,757,316

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

	Three Months Ended September 30 2006	Three Months Ended September 30 2005	Nine Months Ended September 30 2006	Nine Months Ended September 30 2005
Operating Activities
Net profit/(loss) for the period	346,828	(216,479)	(1,417,103)	(1,480,937)
Adjustments to reconcile net loss to cash applied to operating activities:
Depletion	124,273	51,944	124,273	90,295
Amortisation	29,546	14,431	70,625	34,813
Stock option compensation	141,141	26,116	403,918	55,686
Write-off of oil and gas properties	12,357	223,370	12,357	1,064,199
Unrealized foreign exchange gain/(loss)	156,844	(15,767)	(76,098)	(50,983)
Changes in non-cash working capital	(1,210,445)	190,362	(1,469,852)	480,912
	(399,456)	273,977	(2,351,880)	193,985

Financing Activities
Share issues	—	12,500	97,917	1,241,175
Changes in non-cash working capital		7,572,595		7,572,595
	—	7,585,095	97,917	8,813,770

Investing Activities
Purchase of property and equipment	(480,245)	(271,823)	(1,212,224)	(322,178)
Oil and gas properties	(1,408,506)	(358,288)	(6,278,480)	(3,799,230)
Changes in non-cash working capital	(666,792)	(317,847)	336,648	(563,477)
	(2,555,543)	(947,958)	(7,154,056)	(4,684,885)

Net decrease in cash during the period	(2,954,999)	6,911,114	(9,408,019)	4,322,870
Effect of exchange rate fluctuations on cash and short term deposits	(51,167)	—	24,825	—
Cash and cash equivalents — beginning of period	8,962,878	8,935,482	15,339,906	11,523,726
Cash and cash equivalents — end of period	5,956,712	15,846,596	5,956,712	15,846,596

Supplemental Cash Flow Information

Interest paid	—	—	184	—

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

September 30, 2006

NOTE 1 — NATURE OF OPERATIONS

At September 30 2006 the Company was incorporated in the Yukon Territory under the Business Corporations Act (Yukon) (Refer Note 12). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea. The Company has recognised proved developed and undeveloped reserves in respect to its interest in the Cheal field (PMP38156 Shallow). The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 — ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at September 30, 2006 and December 31, 2005 and the Company’s consolidated interim results of operations and cash flows for the nine month periods ended September 30, 2005 and 2006. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2005. The results of the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

September 30, 2006

NOTE 3 — REVENUE

Paragraph 3 of Accounting Guideline 11 “Enterprises in the Development Stage” (AcG-11) provides guidance on whether a cost centre is in development stage. A cost centre is defined as a geographic region within the boundaries of a country. In 2005 a review of the New Zealand operations has determined that the operations do not meet the requirements of AcG-11 as significant revenue has been earned historically. As a result of this a change in the treatment of the net proceeds of test production was made within the September 2005 quarter to record the net proceeds of test production and associated depletion (from of booking of proved reserves at 30 April 2005) within the Statements of Operations and Deficit. The September 2005 quarter opening retained deficit was restated from ($18,606,057) to ($18,309,452) to reflect the change being effective from January 1, 2005. In previous interim financial statements the net proceeds of test production had been offset against capitalised expenditure. The effect of this change on previous interim financial statements was as follows:

	As reported	As amended
Quarter ended March 31, 2005
Net loss for the period	(522,201)	(406,899)
Basic loss per share	$(0.03)	$(0.02)
Diluted loss per share	$(0.03)	$(0.02)
Quarter ended June 30, 2005
Net loss for the period	(1,038,862)	(857,559)
Basic loss per share	$(0.06)	$(0.05)
Diluted loss per share	$(0.06)	$(0.05)

There is no effect to reported net income or earnings per share for prior years. All comparative figures for the period ending June 30, 2005 have been changed to reflect this adjustment.

NOTE 4—ACCOUNTS RECEIVABLE

Trade accounts receivable comprises the following categories:

	2006	2005
Trade receivables	682,241	337,762
Held in trust pending the issue of common shares/warrants	—	2,012,500
Joint venture receivables	440,868	411,478
	1,123,109	2,761,740

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

September 30, 2006

NOTE 5 — PROPERTY AND EQUIPMENT

	Net Book Value at December 31, 2005	Additions/Transfers	Depreciation/Depletion	Net Book Value at September 30, 2006
Plant and equipment
Furniture and office equipment	139,234	261,944	(84,084)	317,094
Share of joint venture assets	400,770	973,286	(9,547)	1,364,509
Total plant and equipment	540,004	1,235,231	(93,632)	1,681,603

Oil and gas properties
Proved:
New Zealand	3,651,781	1,573,878	(124,273)	5,101,386
Total proved	3,651,781	1,573,878	—	5,101,386

Unproved:
New Zealand	4,910,912	2,584,138	—	7,495,050
Papua New Guinea	2,241,995	2,108,109	—	4,350,104
Total unproved	7,152,907	4,692,246	—	11,845,153

Total oil and gas properties	10,804,688	6,266,124	(124,273)	16,946,539

Total property and equipment	11,344,692	7,501,355	(217,905)	18,628,142

NOTE 6 — RELATED PARTY TRANSACTIONS

Directors received total remuneration of $82,625 during the nine months to September 30, 2006 (September 30, 2005: $43,634).

The Company paid a company which employed a former Director $1,500 during the nine months to September 30, 2006 (September 30, 2005: $13,500) for financial services provided during the period prior to the resignation of the Director. The Company paid the CEO (and Director) $95,695 for consultancy services provided during the period prior to the resignation of the Director.

The Company incurred costs of $2,073 on behalf of a Director providing consultancy services to the Company

The above-noted transactions were in the normal course of operations.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

September 30, 2006

NOTE 7 — COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Company’s management estimates that the commitments under various work programs are $8.9 million.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 8 — COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number of Shares	$
Balance at December 31, 2005	22,666,453	$43,499,296
Issued during the nine months to September 30, 2006	78,334	104,215
Balance at September 30, 2006	22,744,787	43,603,510

During the nine months ended September 30, 2006, the Company issued 78,334 common shares for cash proceeds of $104,215 as a result of the exercise of share options.

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following stock options were outstanding at September 30, 2006:

Number of Shares	Type of Option	Date Fully Vested	Number Vested September 30, 2006	Exercise Price per Share	Expiry Date
30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
25,000	Vesting	April 15, 2005	25,000	$1.25	October 15, 2008
33,334	Vesting	July 25, 2006	33,334	$2.75	July 25, 2010
33,333	Vesting	July 25, 2007	—	$2.75	July 25, 2010
33,333	Vesting	July 25, 2008	—	$2.75	July 25, 2010
68,000	Vesting	December 1, 2006	—	$1.90	December 1, 2010
66,000	Vesting	December 1, 2007	—	$1.90	December 1, 2010
66,000	Vesting	December 1, 2008	—	$1.90	December 1, 2010
40,000	Vesting	January 1, 2007	—	$1.80	January 1, 2011
40,000	Vesting	January 1, 2008	—	$2.00	January 1, 2011
40,000	Vesting	January 1, 2009	—	$2.50	January 1, 2011
200,000	Vesting	January 31, 2007	—	$1.50	January 31, 2011
100,000	Vesting	January 31, 2008	—	$2.00	January 31, 2011
100,000	Vesting	January 31, 2009	—	$2.50	January 31, 2011
750,000	Vesting	February 2, 2006	750,000	$1.20	February 2, 2008
3,334	Vesting	February 2, 2007	—	$1.90	February 2, 2011
3,333	Vesting	February 2, 2008	—	$1.90	February 2, 2011
3,333	Vesting	February 2, 2009	—	$1.90	February 2, 2011
1,635,000			838,334

The weighted average exercise price for all options outstanding at September 30, 2006 is $1.65 (September 30, 2005: $1.39). No options were exercised during the September 30, 2006 quarter.

The weighted average exercise price for options fully vested at September 30, 2006 is $1.20 (September 30, 2005: $1.05).

The stock option compensation cost recognized as an expense for the nine months to September 30, 2006 was $403,918 (September 30, 2005: $55,686). The fair value of each stock option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortized over the vesting period.

c)	Share Purchase Warrants

The Company had 2 million share purchase warrants outstanding at September 30, 2006. Refer note 12.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

September 30, 2006

NOTE 9 — EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the nine month periods ended September 30 2006 and 2005:

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Numerator: net loss for the period	(1,417,103)	(1,480,937)
a) Basic Denominator:
Weighted-average number of shares	22,735,599	18,594,484
Basic loss per share	($0.06)	($0.08)
b) Diluted Denominator:
Weighted-average number of shares	22,735,599	18,594,484
Basic loss per share	($0.06)	($0.08)

Stock options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

September 30, 2006

NOTE 10 — SEGMENTED INFORMATION

For nine months to September 30, 2006:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	—	379,183	—	—	379,183
Interest	982	349,157	—	—	350,139
Total revenue	982	710,883	—	—	711,865
(Loss)/Profit	(961,905)	(236,021)	(231,600)	12,423	(1,417,103)

Total assets as at September 30 2006	973	21,156,645	—	5,518,219	26,675,838

For nine months to September 30, 2005:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	—	1,232,499	—	—	1,232,499
Interest	3,690	296,233	—	—	299,923
Total revenue	3,690	1,528,732	—	—	1,532,422
Loss	(792,219)	(669,438)	(8,242)	(11,038)	(1,480,937)
Total assets as at September 30 2005	2,676,756	23,020,156	2,001	2,340,771	28,039,684

NOTE 11 — COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 12 — SUBSEQUENT EVENTS

On October 18th, 2006 the Company signed an agreement to acquire the shares of Arrowhead Energy Limited, a small, privately held, New Zealand oil and gas exploration and production company, for net NZ$17 million (US$11.0 million). Economic ownership of the permits passed to the Company effective on October 19th, 2006 and settlement is targeted for December 15th, 2006. The agreement is subject to financing arrangements and regulatory approvals. Following settlement of the acquisition commitments noted in Note 7(a) will increase to approximately $13.7 million.

On October 13th, 2006 2 million share warrants expired unexercised

Following quarter end, the Company raised $6.5 million through the private placement of 5,007,000 shares at a price of $1.30. No share warrants were attached to the shares.

In accordance with the resolution passed at the May 2nd, 2006 Annual General Meeting, on October 16th, 2006 the Company completed migration of its incorporation to British Columbia, Canada.

Apart from as described above, no other events occurred subsequent to 30 September, 2006 which would have a material effect on these statements.